FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

3 April 2020

Notice of 2020 Annual General Meeting and Form of Proxy

The RBS Annual General Meeting will be held on Wednesday, 29 April 2020 at 2.00 pm, at RBS Gogarburn, Edinburgh EH12 1HQ.

The Notice of Meeting and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2019 Strategic Report or the 2019 Annual Report and Accounts, as appropriate, which is available to view at www.rbs.com/annualreport. The Notice of Meeting will also be available to view at www.rbs.com/agm.

Copies of the above documents will also be submitted to the National Storage Mechanism today and will be available for inspection at: www.morningstar.co.uk/uk/NSM.

Coronavirus (Covid-19)

In response to the Coronavirus (Covid-19) pandemic, the UK and Scottish Governments have introduced new laws to prevent individuals engaging in non-essential travel and attending public gatherings of more than two people, save where essential for work purposes. The new laws mean that this year's AGM is expected to take a different format from previous years.

Having taken legal advice, the RBS Board of Directors ("Board") has concluded that, in these exceptional circumstances, shareholders should not be permitted to attend this year's AGM. Shareholders are therefore being requested to have regard to their own safety and that of others and not to travel to the meeting. Any shareholders attempting to gain access to the AGM will be excluded from the meeting on grounds of public safety.

While the pandemic restricts our ability to follow our usual AGM format, we are still legally required to hold our AGM and we intend to do so using the 'essential work purposes' exemption under the new laws. This requires shareholder attendance at the AGM to be limited to only the five shareholders required to form a quorum under our Articles of Association. RBS will make the necessary arrangements to satisfy the quorum requirements, relying on personnel who are essential for the running of the meeting.

We will continue to monitor the evolving impact of the pandemic with the heath and safety of our shareholders, customers, colleagues and communities our priority. If it becomes necessary or appropriate to make changes to the proposed format of the 2020 AGM, we will inform shareholders as soon as we can. You are encouraged to monitor our AGM website at www.rbs.com/agm and also announcements via the Regulatory News Service.

Although shareholders will not be able to attend the 2020 AGM in person, they will still be able to ensure their votes are counted by submitting their proxies in advance, either online or by post. Shareholders will also be able to submit questions in advance of the AGM, and answers to questions on key themes will be displayed on www.rbs.com/agm as soon as is practically possible.

Details of how to vote and submit questions in advance of the AGM can be found on page 17 of the Notice of Meeting. We also want to ensure that shareholders continue to have the opportunity to engage with the Board. We are, therefore, arranging a special virtual shareholder event to be held shortly after the AGM on 29 April 2020. Details of how shareholders will be able to join the virtual shareholder event and submit questions will be available shortly on www.rbs.com/agm.

In addition to the special virtual shareholder event planned for the day of the AGM, it is our intention to deliver further shareholder events later in 2020. The Board remains committed to proactive shareholder engagement, with such events enabling it to continue its dialogue with shareholders during the year, outside the AGM. Further information on future shareholder events will be made available at https://investors.rbs.com/shareholder-centre/shareholder-events.aspx in the coming months.

Business of the AGM

Shareholders will have noted the announcement made by RBS on 1 April 2020 that, in order to serve the needs of businesses and households through the unprecedented situation presented by Covid-19, the Board has decided not to undertake any quarterly or interim dividend payments, accrual of dividends or share buybacks and defer decisions on any future shareholder distributions until the end of 2020.

In response to a formal request from the Prudential Regulation Authority (the PRA), the Board has also decided to cancel the final ordinary and special dividend payments in relation to the 2019 financial year and not submit resolutions for their approval to the RBS AGM to be held on 29 April 2020.

In addition to the routine AGM business, the following resolutions are being proposed:

Equity Convertible Notes authority
In line with the authorities approved by shareholders in 2019, which will expire on 30 June 2020, two resolutions are being proposed in order to renew authorities  that will allow ordinary shares and equity securities to be allotted in connection with the issue of Equity Convertible Notes ("ECNs"): the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion and the other a special resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.

If approved, these two resolutions will provide RBS with flexibility to manage its capital by the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, RBS's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares and directed buyback authority
In line with the authority approved by shareholders in 2019 which will expire on
30 June 2020, a resolution is being proposed as a special resolution that will, if approved, grant RBS authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders generally for RBS to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider that such purchases will be in the best interests of shareholders generally. RBS will also require regulatory approval by the PRA for any ordinary share capital distributions.

In line with the authority approved by shareholders in 2019 which will expire on 30 June 2020, a special resolution is being proposed to renew the authority granted to the Directors to make off-market purchases of ordinary shares from HM Treasury. The intention would be to seek a similar renewal at future AGMs while HM Treasury continues to hold ordinary shares. The Directed Buyback Contract in place is limited to making such off-market purchases up to a maximum of 4.99% of the Company's issued ordinary share capital in any 12 month period.

As noted above the Board has decided not to undertake any share buybacks and defer decisions on any future shareholder distributions until the end of 2020.  If approved, these two resolutions will provide the Board with flexibility to consider share buybacks beyond such timeframe.

Directors' Remuneration Policy
A resolution is being proposed to approve the Directors' Remuneration Policy in the Directors' Remuneration Report in the Annual Report for the year ended 31 December 2019.

Articles of Association
A special resolution is being proposed which will, if approved, adopt amended Articles of Association of the Company to update and modernise these to reflect best practice and anticipate future developments.

Employee Share Ownership Plan
A resolution is being proposed to renew the rules of the Employee Share Ownership Plan ("Plan").  The Plan is a UK all-employee share incentive plan designed to comply with the requirements of Schedule 2 of the Income Tax (Earnings and Pensions) Act 2003 to enable RBS employees to acquire RBS shares in a tax-efficient manner.  The proposed resolution authorises the Directors to do all such things and acts as they consider appropriate to implement and operate the Plan.

The Plan will replace the Company's current share incentive plan, the shareholder approved authority for which is due to expire in April 2020.

The Board unanimously recommends that shareholders vote in favour of all resolutions.

Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and RBSG's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK 2019 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 03 April 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary